FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Substitution of RBS & RBGS as Obligator & Guarantor
Exhibit No. 2	Director/PDMR Shareholding

Exhibit No. 1

10 December 2012

The Royal Bank of Scotland Announces Substitution of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc as Obligor and Guarantor Under Certain The Royal Bank of Scotland N.V. Notes

Further to the previous announcements made in relation to the Dutch Scheme, RBS announced on 10 September 2012 that the final stage of the Dutch Scheme was implemented.  In connection with the Dutch Scheme, RBS announced today that as of 10 December 2012 (the "Effective Date") The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc ("RBSG") will be substituted as the obligor and guarantor, respectively, (the "Substitution") with respect to certain notes issued by The Royal Bank of Scotland N.V. ("RBS N.V.") and guaranteed by RBS Holdings N.V. ("RBSH") pursuant to one or the other of two indentures, dated 27 November 2000 and supplemented on 18 September 2003, and 15 September 2006 (the "Indentures").  The Substitution is permitted under Section 9.01 of the Indentures.  Securities issued by RBS N.V. and not guaranteed by RBSH will not be guaranteed by RBSG following the Substitution.

Note that these changes may not be immediately reflected in third party information systems, such as Reuters and Bloomberg.

The following securities will be transferred to RBS plc pursuant to the Substitution:

US78009KFL17	US78009L2097	US78009KNT50	US78009KSA15	US78009KRY00
US00079FBM32	US78009L3087	US78009KMT69	US78009KPQ93	US78009KPH94
US78009KQT24	US78009KPK24	US78009KMD18	US78009KPE63	US78009KMB51
US78009KQV79	US78009KQE54	US00079FQA39	US78009KRS32	US78009KMF65
US78009KQY19	US78009KSC70	US78009KLF74	US78009KMU33	US78009KNS77
US78009KAA07	US78009KSB97	US78009KNA69	US78009KME90	US78009KPR76
US00079FBR29	US78009KLH31	US78009KNR94	US78009KNB43	US78009KFP21
US00079FBX96	US78009KQU96	US78009KSD53	US78009KMG49	US78009KEF57
US00079FCY60	US78009KKC52	US78009KNQ12	US78009KMV16	US78009KAB89
US00079FDB58	US78009KHV70	US78009KQW52	US78009KRL88	US00079FHS48
US78009L4077	US78009KRQ75	US78009KMZ20	US78009KRJ33

For Further Information Contact:

RBS Group Investor Relations                                           RBS Group Media Relations

Greg Case                                                                             Michael Strachan
+44 207 672 1759                                                                 +44 131 626 3997

Disclaimer

If you are in any doubt as to whether there is any tax or other impact on you, please discuss such matters with your advisers.

Cautionary Statement
The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

42

8. Price per share or value of transaction

£2.99200

9. Date and place of transaction

7 December 2012

10. Date issuer informed of transaction

7 December 2012

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

10 December 2012

For further information contact:

RBS Group Investor Relations Richard O'Connor, Head of Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary